ENVOY CAPITAL GROUP INC. ANNOUNCES
SECOND QUARTER FISCAL 2008 RESULTS
TORONTO, ON — May 12, 2008 — Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its second quarter ended March 31, 2008.
Envoy recorded a net loss of ($979,000), or ($.10) per fully diluted share for the three months ended March 31, 2008, compared with net earnings of $866,000 or $.07 per fully diluted share for the same period last year. The earnings per share calculations were based on 9,415,316 fully diluted shares this year and 13,308,094 fully diluted shares last year.
“Our Consumer and Retail Branding business performed well during the quarter. However, the weakness and volatility in global stock markets during the quarter resulted in losses in our Merchant Banking operations” said Geoff Genovese, Envoy President and CEO.
Watt International, Envoy’s Branding business, earned approximately $495,000 in the current quarter compared to $538,000 during the first quarter last year. Watt has been successful in recent months with its marketing efforts to expand the revenue base both domestically and internationally. In the first six months of the year Watt has increased its revenue by approximately $2.0 million, from $5.5 million last year to $7.5 million this year. Management believes that its new business efforts will lead to further revenue growth and increased profitability in the coming months.
Envoy’s Merchant Banking business lost approximately ($904,000) in the quarter compared to a profit of $577,000 last year. The loss from the Merchant Banking business is directly related to the decline in global stock markets during the quarter. However, in anticipation of market volatility and uncertainty relating to the sub prime mortgage problems in the US, Envoy maintained a more defensive investment strategy with a heavier weighting of cash and money market investments in our portfolio. As a result, Envoy’s return on invested assets for the quarter was (1.5%), substantially better than the major market indexes.
“We have seen considerable improvement in the general stock market performance in recent weeks” said Mr. Genovese. “However, we are maintaining a conservative approach to investing and will invest our assets cautiously during this time of significant volatility in the markets”.

Envoy recently announced that it received approval from the Toronto Stock Exchange to purchase and cancel, pursuant to a Normal Course Issuer Bid, up to an additional 903,880 common shares over the twelve month period commencing February 5, 2008 and ending February 4, 2009. During the second quarter, Envoy repurchased and cancelled 241,755 common shares.
Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).
About Envoy Capital Group Inc.
Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forwardlooking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Capital Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	September 30
As at:	2008	2007

Current assets	$35,702,956	$38,832,204
Long-term assets	11,505,053	11,960,110

	47,208,009	50,792,314

Current liabilities	3,906,672	5,565,714
Long-term liabilities	24,492	69,599

	3,931,164	5,635,313

Shareholders’ equity	43,276,845	45,157,001

	$47,208,009	$50,792,314

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	March 31
For the six months ended:	2008	2007

Net revenue from consumer branding business	$7,533,159	$5,495,020
Net investment gains	69,268	2,860,343
Interest and dividend income	437,057	501,211

	8,039,484	8,856,574

Operating expenses:
Salaries and benefits	6,407,487	4,769,328
General and administrative	1,559,790	1,053,889
Occupancy costs	320,431	338,268

	8,287,708	6,161,485

Depreciation	368,446	384,844

Investment earnings	—	(386,404)

Interest expense and financing costs	30,041	37,138

	8,686,195	6,197,063

(Loss) earnings before income taxes	(646,711)	2,659,511

Income tax (recovery) expense	(25,780)	205,150

Net (loss) earnings	(620,931)	2,454,361

(Loss) earnings per share
Basic	$(0.07)	$0.15
Diluted	$(0.07)	$0.15

Weighted average number of common shares outstanding — basic	9,460,135	16,398,344
Weighted average number of common shares outstanding — fully diluted	9,460,135	16,414,629

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

Retained earnings (deficit), beginning of period	$3,094,135	$(40,266,401)

Net (loss) earnings	(620,931)	2,454,361

Deficit reduction applied against share capital	—	40,266,401

Retained earnings, end of period	$2,473,204	$2,454,361

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
(Expressed In Canadian dollars)

	March 31	March 31
For the three months ended:	2008	2007

Net revenue from consumer branding business	$3,864,230	$2,926,436
Net investment (losses) gains	(664,884)	707,616
Interest and dividend income	149,248	210,154

	3,348,594	3,844,206

Operating expenses:
Salaries and benefits	3,190,963	2,273,190
General and administrative	772,470	412,170
Occupancy costs	163,324	154,025

	4,126,757	2,839,385

Depreciation	180,900	193,408

Investment earnings	—	(78,904)

Interest expense and financing costs	20,078	23,827

	4,327,735	2,977,716

(Loss) earnings before income taxes	(979,141)	866,490

Income tax recovery	—	—

Net (loss) earnings	(979,141)	866,490

(Loss) earnings per share
Basic	$(0.10)	$0.07
Diluted	$(0.10)	$0.07

Weighted average number of common shares outstanding — basic	9,415,316	13,308,094
Weighted average number of common shares outstanding — fully diluted	9,415,316	13,324,379

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

Retained earnings (deficit), beginning of period	$3,452,345	$(38,678,530)

Net (loss) earnings	(979,141)	866,490

Deficit reduction applied against share capital	—	40,266,401

Retained earnings, end of period	$2,473,204	$2,454,361